Exhibit 99.1

RISK FACTORS

We have set forth risk factors in our Annual Report on Form 20-F for the year ended December 31, 2013, which we refer to as our Form 20-F for 2013. We have also set forth below additional and updated risk factors relating to Deutsche Bank below. An investment in our securities involves a number of risks. You should carefully consider the following information about the risks we face, together with other information in our Form 20-F for 2013 and other information incorporated by reference into our registration statement, when you make investment decisions involving our securities. If one or more of these risks were to materialize, it could have a material adverse effect on our financial condition, results of operations, cash flows or prices of our securities.

Risks Related to the Bank and its Operations

A muted global economic recovery and persistently challenging market and geopolitical conditions continue to negatively affect our results of operations and financial condition in some of our businesses, while a continuing low interest environment and competition in the financial services industry have compressed margins in many of our businesses. If these conditions persist or worsen, we could determine that we need to make changes to our business model.

Although economic conditions slowly continue to improve in our core markets of Europe and the United States, economic growth appears to have slowed down during the first quarter of 2014, while heightened geopolitical tensions, such as those in connection with Ukraine and Russia, along with slower growth in China, have the potential to further undermine confidence in the global economic recovery. Some of our businesses, especially some businesses in our Corporate Banking & Securities (CB&S) division, continue to be materially affected by these economic and geopolitical uncertainties and by related declines in client activity levels, as well as by the protracted low interest rate environment. Reflecting this negative environment and our recent operating performance, Moody’s placed our long-term debt and deposit ratings on review for possible downgrade on May 6, 2014. On March 26, 2014, Fitch Ratings affirmed our long-term issuer default rating but moved the respective rating outlook from stable to negative, and on April 30, 2014, Standard & Poor’s affirmed our long-term issuer default rating but moved the respective rating outlook from stable to negative. Like many in the investment banking industry, we continue to rely on our trading and markets businesses as a primary source of profit. However, these “flow” businesses, in particular our fixed income securities franchise, continue to face an extremely challenging environment caused by cyclical uncertainty about the low interest rate environment, central bank intervention in markets and the gradual cessation thereof and overall sluggish economic growth. These negative effects have been exacerbated by long-term structural trends driven by regulation and competition that have further compressed our margins in many of our businesses. Should a combination of these factors continue to lead to reduced margins and subdued activity levels in our trading and markets business over the longer term, this could reflect structural challenges that may lead us to consider changes to aspects of our business model.

We operate in a highly and increasingly regulated and litigious environment, potentially exposing us to liability and other costs, the amounts of which may be substantial and difficult to estimate, as well as to legal and regulatory sanctions and reputational harm.

The financial services industry is among the most highly regulated industries. Our operations throughout the world are regulated and supervised by the central banks and regulatory authorities in the jurisdictions in which we operate. In recent years, regulation and supervision in a number of areas has increased, and regulators, governmental bodies and others have sought to subject financial services providers to increasing oversight and scrutiny, which in turn has led to additional regulatory investigations or enforcement actions. This trend has accelerated markedly as a result of the global financial crisis and the European sovereign debt crisis. In recent months, there has been a steep escalation in the severity of the terms which regulators and law enforcement authorities have required to settle legal and regulatory proceedings against financial institutions, with recent settlements including unprecedented monetary penalties as well as criminal sanctions. As a result, we may continue to be subject to increasing levels of liability and regulatory sanctions, and may be required to make greater expenditures and devote additional resources to addressing these liabilities and sanctions.

We and our subsidiaries are involved in various litigation proceedings, including civil class action lawsuits, arbitration proceedings and other disputes with third parties, as well as regulatory proceedings and investigations by both civil and criminal authorities in jurisdictions around the world. We expect that we will continue to experience a high level of litigation, regulatory proceedings and investigations. Litigation and regulatory matters are subject to many uncertainties, and the outcome of individual matters is not predictable with assurance. We may settle litigation or regulatory proceedings prior to a final judgment or determination of liability. We may do so to avoid the cost, management efforts or negative business, regulatory or reputational consequences of continuing to contest liability, even when we believe we have valid defenses to liability. We may also do so when the potential consequences of failing to prevail would be disproportionate to the costs of settlement. Furthermore, we may, for similar reasons, reimburse counterparties for their losses even in situations where we do not believe that we are legally compelled to do so. The financial impact of legal risks might be considerable but may be hard or impossible to estimate and to quantify, so that amounts eventually paid may exceed the amount of provisions made for such risks.

Actions currently pending against us may not only result in judgments, settlements, fines or penalties, but may also cause substantial reputational harm to us. The risk of damage to our reputation arising from such proceedings is also hard or impossible to quantify. For example, we are unable to quantify the harm to our reputation that could arise from the investigation by the public prosecutor for the City of Munich of statements made by certain former and present management board members in connection with the litigation relating to the former Kirch Group.

In addition, the financial impact of legal risks arising out of matters similar to some of those we face have been very large for a number of participants in the financial services industry, with fines and settlement payments greatly exceeding what market participants may have expected and, as noted above, escalating steeply in recent months to unprecedented levels. The experience of others, including settlement terms, in similar cases is among the factors we take into consideration in determining the level of provisions we maintain in respect of these legal risks. Recent developments in cases involving other financial institutions have led to greater uncertainty as to the predictability of outcomes and could lead us to add to our provisions. Moreover, the costs of our investigations and defenses relating to these matters are themselves substantial. Further uncertainty may arise as a result of a lack of coordination among regulators from different jurisdictions, which may make it difficult for us to reach concurrent settlements with each regulator. Should we be subject to financial impacts arising out of litigation and regulatory matters to which we are subject in excess of those we have calculated in accordance with our expectations and the relevant accounting rules, our provisions in respect of such risks may prove to be materially insufficient to cover these impacts. This could have a material adverse effect on our results of operations, financial condition or reputation.

We are currently the subject of regulatory and criminal industry-wide investigations relating to interbank offered rates, as well as civil actions. Due to a number of uncertainties, including those related to the high profile of the matters and other banks’ settlement negotiations, the eventual outcome of these matters is unpredictable, and may materially and adversely affect our results of operations, financial condition and reputation.

We have received subpoenas and requests for information from various regulatory and law enforcement agencies in Europe, North America and Asia Pacific in connection with industry-wide investigations concerning the setting of London Interbank Offered Rate (LIBOR), Euro Interbank Offered Rate (EURIBOR), Tokyo Interbank Offered Rate (TIBOR) and other interbank offered rates. We are cooperating with these investigations.

The investigations underway have the potential to result in the imposition of significant financial penalties and other consequences for the Bank.

On December 4, 2013, we announced that we had reached a settlement with the European Commission as part of a collective settlement to resolve the European Commission’s investigations in relation to anticompetitive conduct in the trading of Euro interest rate derivatives and Yen interest rate derivatives. Under the terms of the settlement agreement, we agreed to pay € 725 million in total. We remain exposed to civil litigation and further regulatory action from other regulators and governmental bodies relating to these benchmarks.

In addition, a number of civil actions, including putative class actions, are pending in federal court in the United States District Court for the Southern District of New York and in other federal district courts against us and numerous other banks. All but two of these actions are filed on behalf of certain parties who allege that they held or transacted in U.S. dollar LIBOR-based derivatives or other financial instruments and sustained losses as a result of collusion or manipulation by the defendants regarding the setting of U.S. dollar LIBOR. These civil actions are still at a relatively early stage.

Regulators are also investigating numerous financial institutions in addition to us, and as details of these investigations and their findings have become public, the reported actions of some financial institutions have attracted substantial attention in the media and the markets, leading to further reputational risk for institutions like us that are currently subject to similar inquiries. In the period from mid-2012 to early 2014, four financial institutions entered into settlements with the U.K. Financial Conduct Authority (formerly the Financial Services Authority), U.S. Commodity Futures Trading Commission and U.S. Department of Justice (DOJ). While the terms of the various settlements differed, they all involved significant financial penalties and regulatory consequences. For example, two financial institutions’ settlements included a deferred prosecution agreement, pursuant to which the DOJ agreed to defer prosecution of criminal charges against the applicable entity provided that the financial institution satisfies the terms of the deferred prosecution agreement. The terms of the other financial institutions’ settlements included non-prosecution agreements, pursuant to which the DOJ agreed not to file criminal charges against the entities so long as certain conditions are met. In addition, affiliates of two of the financial institutions agreed to plead guilty to a crime in a United States court for related conduct.

We cannot predict the effect on us of the interbank offered rates matters, which could include fines levied by government bodies, damages from private litigation for which we may be liable, legal and regulatory sanctions and other consequences.

This uncertainty is further exacerbated by several factors outside of our control, such as the high profile of these matters and the contours of other financial institutions’ settlement negotiations. In addition, regulatory and law enforcement authorities may make assessments about the conduct of institutions in the industry as a whole, which may influence their actions with respect to us. Any fines, damages, legal or regulatory sanctions or other consequences may have a material adverse effect, beyond provisions taken, on our results of operations, financial condition or reputation.

A number of regulatory authorities are currently investigating us in connection with misconduct relating to manipulation of foreign exchange rates. The extent of our financial exposure to these matters could be material, and our reputation may suffer material harm as a result.

We have received requests for information from certain regulatory authorities globally who are investigating trading in the foreign exchange market. We are cooperating with these investigations. The investigations underway have the potential to result in the imposition of significant financial penalties and other consequences for us. Relatedly, we are conducting our own internal global review of foreign exchange trading. In connection with this review, we have taken, and will continue to take, disciplinary action with regards to individuals if merited. We are also named as a defendant in a consolidated putative class action brought in the United States District Court for the Southern District of New York alleging antitrust claims relating to the alleged manipulation of foreign exchange rates.

Many of these matters are still in their early stages and it is accordingly too early to estimate their outcome or any fines that may be levied by governmental bodies or damages that may be incurred from private litigation. A number of other financial institutions are also currently being investigated. Any settlements by these institutions may adversely affect the outcomes for other financial institutions, such as us, in similar actions, especially as large settlements may be used as the basis or template for other settlements. As a result, these matters may expose us to substantial monetary damages and defense costs in addition to criminal and civil penalties, and they could accordingly have a material adverse effect on our results of operations, financial condition or reputation.

A number of regulatory authorities are currently investigating or seeking information from us in connection with transactions with Monte dei Paschi di Siena. The extent of our financial exposure to these matters could be material, and our reputation may be harmed.

In February 2013 Banca Monte Dei Paschi Di Siena, which we refer to as “MPS”, issued civil proceedings in Italy against us alleging that we fraudulently or negligently assisted former MPS senior management in an accounting fraud on MPS, by undertaking repo transactions with MPS and “Santorini”, a wholly owned SPV of MPS, which helped MPS defer losses on a previous transaction undertaken with us. MPS claimed at least € 500 million in damages. Subsequently, in July 2013, the Fondazione Monte Dei Paschi, MPS’ largest shareholder, also issued civil proceedings in Italy for damages based on substantially the same facts. In December 2013, we reached an agreement with MPS in relation to the transactions that resolves the civil proceedings by MPS. The civil proceedings by the Fondazione Monte Dei Paschi remain pending.

There is also an ongoing criminal investigation by the Siena Public Prosecutor into the transactions and certain unrelated transactions entered into by a number of other international banks with MPS. No charges have yet been brought. Separately, we have also received requests for information in relation to the transactions from certain regulators relating to the original transactions, including with respect to our accounting for our MPS-related transactions and alleged failures by our management adequately to supervise the individuals involved in the matter. We are cooperating with these regulators and have commenced our internal employee disciplinary procedures. The extent of our financial exposure to these matters could be material, and our reputation may suffer material harm as a result of these matters.

Regulatory agencies in the United States are investigating whether our historical processing of certain U.S. Dollar payment orders for parties from countries subject to U.S. embargo laws complied with U.S. federal and state laws. The eventual outcomes of these matters are unpredictable, and may materially and adversely affect our results of operations, financial condition and reputation.

We have received requests for information from regulatory agencies concerning our historical processing of U.S. dollar payment orders through U.S. financial institutions for parties from countries subject to U.S. embargo laws. These regulatory agencies are investigating whether such processing complied with U.S. federal and state laws. In 2006, we voluntarily decided that we would not engage in new U.S. dollar business with counterparties in Iran, Syria, Sudan, North Korea and Cuba and to exit existing U.S. dollar business with such counterparties to the extent legally possible. In 2007, we decided that we will not engage in any new business, in any currency, with counterparties in Iran, Syria, Sudan and North Korea and to exit existing business, in any currency, with such counterparties to the extent legally possible; we also decided to limit our non-U.S. dollar business with counterparties in Cuba. To our knowledge, these matters are still in the investigative stage as of the date hereof, and we are cooperating with these regulatory agencies. However, a number of other financial institutions have previously settled matters of this nature by, among other things, payment of significant monetary penalties, and unconfirmed reports regarding potential settlements involving other financial institutions have appeared widely in the media. While we have no reliable basis on which to compare the ongoing investigations relating to us to any potential settlements involving other institutions, it is possible that any such settlements may influence regulatory agencies in their interactions with us. Although it is too early to determine the outcomes of the investigations to which we are subject, any eventual outcome of these matters is unpredictable, and may materially and adversely affect our results of operations, financial condition and reputation.

We have been subject to contractual claims and litigation in respect of our U.S. residential mortgage loan business that may materially and adversely affect our results or reputation.

From 2005 through 2008, as part of our U.S. residential mortgage loan business, we sold approximately U.S.$ 84 billion of loans into private label securitizations and U.S.$ 71 billion through whole loan sales. We have been, and in the future may be, presented with demands to repurchase loans from or to indemnify purchasers, investors or financial insurers with respect to losses allegedly caused by material breaches of representations and warranties. Our general practice is to process valid repurchase claims that are presented in compliance with contractual rights. As of March 31, 2014, we have approximately U.S.$ 5.1 billion of mortgage repurchase demands outstanding and not subject to agreements to rescind (based on original principal balance of the loans). Against these outstanding demands, we have established provisions of U.S.$ 550 million (€ 399 million) as of March 31, 2014. As with provisions generally, however, it is possible that the provisions we have established may ultimately be insufficient, either with respect to particular claims or with respect to the full set of claims that have been or may be presented. There are other potential mortgage repurchase demands that we anticipate may be made, but we cannot reliably estimate their timing or amount. As of March 31, 2014, we have completed repurchases, obtained agreements to rescind or otherwise settled claims on loans with an original principal balance of approximately U.S.$ 4.4 billion. In connection with those repurchases, agreements and settlements, we have obtained releases for potential claims on approximately U.S.$ 65.4 billion of loans sold by us as described above.

From 2005 through 2008, we or our affiliates have also acted as an underwriter of approximately U.S.$ 105 billion of U.S. residential mortgage-backed securities (referred to as “RMBS”) for third-party originators.

As is the case with a significant number of other participants in the mortgage securitizations market and as described in Note 29 “Provisions” to our consolidated financial statements in our Form 20-F for 2013, we have received subpoenas and requests for information from certain regulators and government entities concerning our RMBS businesses. We are cooperating fully in response to those subpoenas and requests for information. We have a number of pending lawsuits against us or our affiliates as issuer, underwriter and/or trustee of RMBS. Such pending RMBS litigations are in various stages up through discovery and we continue to defend these actions vigorously. Legal and regulatory proceedings are subject to many uncertainties, and the outcome of individual matters is not predictable with assurance.

Since we published our Strategy 2015+ targets in 2012, macroeconomic and market conditions as well as the regulatory environment have been much more challenging than originally anticipated, and as a result, we have updated our aspirations to reflect these challenging conditions. If we are unable to implement our updated strategy successfully, we may be unable to achieve our financial objectives, or incur losses or low profitability or erosions of our capital base, and our share price may be materially and adversely affected.

In mid-2012, we conducted a strategic review of our business focused on adapting our business to the difficult economic and regulatory environment. As a result of this review, in September 2012, we published our strategic and financial aspirations for 2015 in our Strategy 2015+. However, due to the extremely challenging environment since 2012, as reflected by sluggish economic growth, difficult market conditions and increased litigation and regulatory costs, we have recently updated our aspirations and strategy for the Group and the Core Bank (consisting of our corporate divisions Corporate Banking & Securities (CB&S), Global Transaction Banking (GTB), Deutsche Asset & Wealth Management (DeAWM) and Private & Business Clients (PBC)). In addition to revising our aspirations to reflect current conditions, we plan to make focused investments in order to take advantage of client opportunities which we perceive to be available across our businesses, including with respect to our CB&S business, our digital banking offerings and our coverage of multinational corporate clients and high net worth individuals.

Our ability to meet our aspirations and implement our strategy is based on a number of key assumptions regarding the future economic environment, the regulatory landscape, and anticipated interest rates and central bank action. In addition, our aspirations on cost reduction and our cost-income ratio are based on the assumption that substantial outflows arising from litigation and investigations by 2016 will not occur at the levels at which they have occurred in 2013 (and at which they may continue to occur in 2014 and 2015). A number of internal and external factors could prevent the realization of our strategy’s anticipated benefits. In particular, if litigation and regulatory matters continue to occur at the same rate and magnitude as in recent years, we may not be able to achieve all of our Strategy 2015+ aspirations. In addition, the reignition of the European sovereign debt crisis, the recurrence of extreme turbulence in the markets in which we are active, weakness of global, regional and national economic conditions, geopolitical tensions, regulatory changes that increase our costs (i.e., CRD 4-induced changes to compensation) or restrict our activities, or increased investments required to be competitive could also negatively affect our ability to implement our strategy or realize the benefits from it. If we fail to implement our strategic initiatives in whole or in part or should the initiatives that are implemented fail to produce the anticipated benefits, or should the costs we incur to implement our initiatives exceed the € 4.0 billion we have anticipated, we may fail to achieve our financial objectives, or incur losses or low profitability or erosions of our capital base, and our share price may be materially and adversely affected.

The increasingly stringent regulatory environment to which we are subject, coupled with substantial outflows in connection with litigation and enforcement matters, may make it difficult for us to maintain our capital ratios at levels above those required by regulators or expected in the market.

Since 2008, governments, regulatory authorities and others have significantly tightened the prudential regulation of the financial services industry. These changes and the general lack of international regulatory coordination, including on implementation timetables, have created significant uncertainty for us, especially as regulatory authorities’ discretion in how to regulate banks has also substantially increased in recent years. For example, the European Central Bank, generally referred to as the ECB, is currently conducting stress tests on us and assessing the quality of our assets. Substantial uncertainty currently exists with respect to the ECB’s methodology for these exercises, and steps we may be required to take in response to these stress tests and asset quality assessments, or any failure by regulators to approve our stress test results and capital plans, could have a material adverse effect on our operations, results and future prospects. Shortfalls that such stress tests and asset quality reviews could reveal may demand the allocation of Common Equity Tier 1 (or CET 1) capital to cover them, placing further pressure on this key capital measure. The asset quality review may also impose higher provisions or additional capital requirements on us.

Apart from these ECB exercises, even though we currently comply with minimum regulatory capital rules under CRR/CRD 4, regulators may impose unexpected enhancements on us, that require us to hold capital in excess of the regulatory required minima. These may include, for example, material revisions to our risk-weighted assets calculation, changes in our deductions from our regulatory capital and the imposition of extra capital charges to cover financial and operational risk. These requirements may be in addition to regulatory capital buffers that may also be increased or be in addition to those already imposed on us, and could themselves materially increase our capital requirements.

In addition, the single resolution fund under the single resolution mechanism is expected to have a target size of approximately € 55 billion (based upon 1 % of deposits covered under the European deposit guarantee schemes directive), of which approximately € 15 billion is expected to be contributed by German banks. On this basis, we believe our contributions over the coming eight years to the single resolution fund might be substantial. We also expect that the changes to the European deposit guarantee schemes directive, which is currently pending publication, will, when transposed into German law, require new annual contributions by us to the German deposit protection guarantee scheme.

Moreover, new rules require us to hold and calculate capital separately for our operations in different jurisdictions. In the United States, the Federal Reserve Board has adopted rules that will impose enhanced prudential standards on our U.S. operations, potentially leading to higher capital and funding requirements for our U.S. operations. It is unclear whether such increased U.S. capital and other requirements as well as similar developments in other jurisdictions could lead to a fragmentation of supervision of global banks that could adversely affect our reliance on regulatory waivers allowing us to meet capital adequacy requirements, large exposure limits and certain organizational requirements on a consolidated basis only rather than also on a non-consolidated basis. Should we no longer be entitled to rely on these waivers, we would have to adapt and take the steps necessary in order to meet regulatory capital requirements and other requirements on a consolidated as well as a non-consolidated basis, which could result also in significantly higher cost.

Against this backdrop, our results of operation and financial condition have been negatively affected in recent quarters by a large number of claims, disputes, legal proceedings and government investigations. The extent of our financial exposure to these and other matters could continue to be material and could substantially exceed the level of provisions that we established for such litigation, regulatory and similar matters. In this environment, our compliance costs have also substantially increased.

As a result of the substantial uncertainties with respect to our calculation of our capital requirements and the potential outflows in respect of litigation and enforcement matters, we may, even after the addition to our capital that the shares being issued in this offering will provide, find it necessary or desirable to raise additional capital in the future to maintain capital levels at levels required by our regulators or viewed by market participants as necessary for our businesses in comparison with our international peers.

RECENT DEVELOPMENTS

The following section describes recent developments that have occurred since we filed our Report on Form 6-K of Deutsche Bank AG on April 29, 2014 containing the results for the three months ended March 31, 2014.

Recent Developments

In April and May 2014, our Corporate Banking & Securities (CB&S) corporate division saw an ongoing challenging market environment with low customer volumes and low volatilities in many key areas. Based on its performance since March 31, 2014, we expect that CB&S revenues in the second quarter of 2014 may be lower than in the same period in 2013 by a similar to slightly greater extent than the year-over-year decline experienced in the first quarter of 2014, also affecting income before income taxes in the second quarter 2014 versus the corresponding period in 2013. Fixed income revenues have largely declined in the second quarter of 2014 versus the same period in 2013 at a pace that is broadly similar to that experienced in the first quarter of 2014, while equities revenues, which had increased in the first quarter of 2014, are now trending downward versus the same period in 2013. Our Private & Business Clients (PBC) corporate division’s income before income taxes in the first two months of the second quarter 2014 was below the comparison period 2013. Disregarding the positive impact of certain events in Postbank in 2013, income before income taxes in April and May 2014 was broadly in line with the prior year period, with higher revenues and a decline in provision for credit losses reflecting a continued positive economic environment in Germany, partly offset by a higher cost base, mainly related to higher cost-to-achieve as part of our OpEx program and higher infrastructure expenses. Since March 31, 2014, Global Transaction Banking (GTB) has recorded an improvement in income before income taxes versus the comparison period 2013 supported by a growth in underlying revenues in line with our strategy and a lower cost base. DeAWM’s performance in the first two months of the second quarter 2014 improved versus the comparison period 2013, mainly driven by lower costs to achieve in connection with the Operational Excellence (OpEx) program and cost efficiencies resulting from an improved operating and technology platform, partly offset by slightly lower revenues. Loss before income taxes in our Non-Core Operations Unit (NCOU) increased in the two-month period ended May 31, 2014 as compared to the same period in 2013. Lower revenues and an improved cost base that reflect the effects from our derisking strategy were more than offset by a one-time event. In early June 2014, with effect for accounting purposes in May 2014, we decided to replace current external debt financing of Maher Terminals, which we hold in the NCOU, with financing from within our Group, beginning in July of 2014. In line with the hedge accounting rules of IAS 39, this decision triggered the transfer of the € 314 million of accumulated mark-to-market loss on a swap transaction relating to that debt financing from other comprehensive income to the profit and loss statement in May 2014.

On April 28, 2014, our management board, with the approval of the chairman’s committee of the supervisory board, resolved to undertake an inaugural multi-currency issuance of Additional Tier 1 notes. The transaction had a total volume of approximately € 3.5 billion and was the first step towards reaching the overall targeted volume of approximately € 5 billion of CRR/CRD 4 compliant Additional Tier 1 capital which we plan to issue by the end of 2015. The transaction included the offering of the € 1.75 billion Undated Non-cumulative Fixed to Reset Rate Additional Tier 1 Notes, the £ 650 million Undated Non-cumulative Fixed to Reset Rate Additional Tier 1 Notes and the $ 1.25 billion Undated Non-cumulative Fixed to Reset Rate Additional Tier 1 Notes, which we together refer to as the AT1 Notes, which we issued in May 2014 in transactions outside the United States not subject to the registration requirements of the Securities Act, and were not offered or sold in the United States. The AT1 Notes are intended to qualify as Additional Tier 1 instruments within the meaning of Art. 52(1) CRR (for further information on Additional Tier 1 capital, see “— Update on Regulatory Capital under CRR/CRD 4”). The AT1 Notes were issued with warrants attached that provide the right to subscribe for a total of 30,250 of our new ordinary shares.

On May 15, 2014, we announced that we reached an agreement with Blackstone Real Estate Partners VII to sell Nevada Property 1 LLC, the owner of The Cosmopolitan of Las Vegas, a leading resort and casino. In the transaction, Blackstone Real Estate Partners VII agreed to acquire 100 % of The Cosmopolitan of Las Vegas for U.S.$ 1.73 billion, which will be paid in cash. The transaction is subject to regulatory approvals. We expect the sale to have a net positive impact on our CRR/CRD 4 fully loaded Common Equity Tier 1 ratio of approximately five basis points upon closing of the transaction. The Cosmopolitan of Las Vegas is held within the NCOU.

On May 18, 2014, we announced that we have agreed to place 59,931,506 new shares at a price of € 29.20 per share with Paramount Services Holdings Ltd., an investment vehicle ultimately beneficially owned and controlled by His Excellency Sheikh Hamad bin Jassim Bin Jabor al Thani, who intends to remain an anchor investor in Deutsche Bank AG, which we refer to as the “Anchor Investment”. The transaction, which we structured as a capital increase excluding subscription rights, was not subject to the registration requirements of the Securities Act, and was not offered or sold in the United States. Pursuant to the terms of the Anchor Investment, Paramount Services Holdings Ltd. has committed to exercise all of the subscription rights in our rights offering, which it was allocated with respect to its entire shareholding in Deutsche Bank AG as of June 5, 2014. The capital increase in connection with the Anchor Investment was registered with the commercial register prior to the offering.

On May 18, 2014, we announced a capital increase with proceeds expected to be approximately € 8 billion. The announced transaction includes the issuance of new shares with proceeds of € 1.75 billion to the anchor investor (as described above) and our fully underwritten rights issue. We also reaffirmed our commitment to our Strategy 2015+, and provided updated financial targets and further details of our growth strategy.

At the date hereof, there have not been any material changes, other than those described above, to our results of operations and financial or liquidity position since March 31, 2014.

Update on Capital and Strategy 2015+

In mid-2012, we conducted a review of our business focused on adapting our strategy to a changing business environment, challenging macroeconomic conditions and more stringent regulatory and capital requirements. As a result of this review, in September 2012, we announced our strategic and financial aspirations for 2015 in our Strategy 2015+. Since September 2012, we believe we have made significant progress with respect to our Strategy 2015+ aspirations. In particular, our CRR/CRD 4 Common Equity Tier 1 ratio has improved significantly, and we have also achieved, as a result of our Operational Excellence (OpEx) Program, cumulative cost savings of approximately € 2.3 billion as of March 31, 2014 (while having spent approximately € 2.1 billion in costs to achieve the OpEx program from its inception to date). However, since we announced our Strategy 2015+ targets in 2012, macroeconomic and market conditions, on the one hand, and the regulatory environment, combined with the costs of litigation and investigations, on the other, have remained much more challenging than originally anticipated in 2012. In particular, protracted low interest rates, increased regulatory, investigation and litigation costs, and margin pressures have made it more challenging to meet some of the Strategy 2015+ targets in the originally planned timelines.

On May 18, 2014, we announced a series of measures to build our capital strength, enhance our competitiveness and invest in our client franchises. To achieve this, we are increasing our capital to improve our capital ratios and also to provide a buffer against future regulatory uncertainty and challenges that we do not currently foresee. The net proceeds of the Offering and the Anchor Investment are intended to be in addition to the € 5 billion of Additional Tier 1 capital we intend to issue by 2015. In this context, we have reaffirmed our commitment to our Strategy 2015+ and have restated our aspiration to be the leading client-centric global universal bank.

Our Updated Aspirations

Due to the challenging environment, we have also updated our aspirations for the Group. Our updated aspirations reflect our strategy with respect to our financial performance, but are subject to the assumptions and uncertainties described below. As such, they must be regarded only as our aspirations with regard to our financial performance by the dates indicated and not as forecasts, expectations, projections or assurances that the respective aspirations will be achieved by those dates or any other time. They do not and are not intended to indicate any likelihood as to whether we will ultimately be able to achieve them.

Our updated aspirations are detailed in the table below. The aspirations reflect our completion of the Anchor Investment, our rights offering, and our investment of the net proceeds thereof and redeployment of internal resources consistent with the strategic initiatives we announced on May 18, 2014. Some of the aspirations are expressed in the form of non-GAAP financial measures as we believe that adjustments to the related IFRS or IFRS-derived figures are appropriate for investors better to understand the aspirations in the context of certain factors that management believes do not reflect the underlying performance of our business.

Our updated Group aspirations
Capital	a CET 1 Ratio of more than 10%(1)
Leverage ratio	approximately 3.5 % by end of 2015(1)
Cost Savings	€ 4.5 billion p.a. by end of 2015(2)
Cost-income ratio	approximately 65 % adjusted in 2015(3) approximately 65 % reported in 2016(6)
Post-tax return on equity	approximately 12 % adjusted in 2015(4),(5) approximately 12 % reported in 2016(4),(6)

1	CRR/CRD 4, fully loaded, assuming no material regulatory changes to formula and calculation.
2	Gross savings, resulting from the implementation of the OpEx program.
3	Adjusted for litigation, costs to achieve, impairment of goodwill and intangible assets, policyholder benefits and claims, other severance costs and other divisional specific cost one-offs; divided by reported revenues.
4	Based on average active equity on a CRR/CRD 4 fully loaded basis and assuming a corporate tax rate of 30 – 35%.
5	Adjusted for litigation, costs to achieve, impairment of goodwill and intangible assets, other severance costs and excluding Credit Valuation Adjustments (CVA), Debt Valuation Adjustments (DVA) and Funding Valuation Adjustments (FVA).
6	Assumes that our costs for litigation and investigations will be significantly lower by 2016 than they were in 2013.

Our updated aspirations in 2015 for our core businesses
CB&S	adjusted post-tax return on equity of 13 % to 15%(1), (2)
PBC	reported IBIT of € 2.5 to € 3.0 billion
GTB	reported IBIT of € 1.6 to € 1.8 billion
DeAWM	reported IBIT of approximately € 1.7 billion

1	Based on average active equity on a CRR/CRD 4 fully loaded basis and assuming a corporate tax rate of 30 – 35%.
2	Adjusted for litigation, costs to achieve, impairment of goodwill and intangible assets, other severance costs and excluding Credit Valuation Adjustments (CVA), Debt Valuation Adjustments (DVA) and Funding Valuation Adjustments (FVA).

The CRR/CRD 4 fully loaded leverage ratio, the adjusted cost-income ratio, and the adjusted and unadjusted post-tax return on equity presented in the tables above are non-GAAP financial measures. For descriptions of these non-GAAP financial measures and the adjustments made to the most directly comparable financial measures under IFRS or CRR/CRD 4, as the case may be, please see the section “Additional Information — Note Regarding Non-GAAP Financial Measures” below.

We also announced on May 18, 2014 that we aspire to return surplus capital to shareholders – including in the form of competitive dividend payout ratios – in the long term. However, we cannot assure investors that we will pay dividends at any level, or at all, in any future period.

Assumptions and Risks Underlying our Aspirations

The updated aspirations we have announced, as described above, are based on a number of key assumptions. Underlying our aspirations and our strategy generally are assumptions that the new regulations to which we are subject will be implemented in line with our expectations, that global gross domestic product will grow in the range of 2 % to 4 % per annum over the relevant period, that there will be no major increases in interest rates before 2016 in the markets in which we operate and that central bank intervention in the U.S. financial markets will recede.

Our aspirations with respect to our CET 1 capital ratio also take into account the net proceeds of the Anchor Investment and our rights offering, our current expectations regarding the impact of regulatory requirements, efforts by management to reduce our balance sheet total and accretions to capital including retained earnings, if any. Based on our current calculation under the regulatory requirements as we currently understand them, we expect that our minimum CET 1 ratio requirement in 2019 will be 9%. This assumes a mandatory conservation buffer of 2.5 % under CRR/CRD 4 and a capital buffer for globally systemically important banks, which we refer to as “G-SIBs”, of 2 % based on our current status. However, depending on regulators’ future assessment of us, the G-SIB buffer could be increased to as much as 3.5%, and if European Union member states deem it necessary to address macroeconomic and systemic risks, they may instead impose a prudential buffer of up to 5%. In addition, our assumptions for our capital requirements in 2019 do not take into account the additional counter-cyclical buffer that regulators could impose of up to an additional 2.5%. Our aspirations also assume that the European Banking Authority’s requirements related to prudent valuation adjustments of fair valued positions will have a cumulative negative impact of € 1.5 billion to € 2 billion on our CET 1 capital levels. In addition, we have communicated our ambition to increase our RWAs to a range of € 380 billion to € 395 billion by the end of 2014, by balancing continued de-risking activities, both through dispositions in the NCOU unit as well as RWA reductions in the Core Bank, with our planned growth. This revised ambition also takes into account the increases in RWA that we currently expect to result from changes in the regulatory calculation of RWA.

Our aspirations with respect to our leverage ratio also take into account the net proceeds from our rights offering, our planned Additional Tier 1 capital issuance program, efforts by management to reduce our balance sheet total and accretions to capital including retained earnings, if any.

In addition, our aspirations are subject to market and economic uncertainties, including with respect to the protracted low interest rate environment that may, in future periods, impact our businesses more than we currently anticipate. The extent to which we are able to achieve our aspirations may also be impacted by regulatory changes that may affect our businesses differently than we currently expect. As a result, our costs could be higher than anticipated or, depending on the development of the regulatory environment, regulators could demand changes to our business model or organization that could reduce our profitability. Additionally, our results of operation and financial condition have been negatively affected in recent years by a large number of claims, disputes, legal proceedings and government investigations. If such matters continue to occur at the same rate and magnitude as in recent years, we may not be able to achieve all of our Strategy 2015+ aspirations. See the section “Risk Factors — Risks Related to the Bank and its Operations” above.

Our Update on Strategy 2015+: Key Strategic Measures

In addition to the updated financial aspirations, we also announced on May 18, 2014 that we intend, as part of our strategy regarding CB&S, to reshape our CB&S franchise to enable CB&S to achieve returns above its cost of capital while carefully balancing our market share in our various businesses with their profitability. We have communicated target RWAs at a level of up to € 200 billion in CB&S in 2016, with both changes in regulatory calculations of RWAs and growth playing roles in the increased level of RWAs.

In light of our updated aspirations, we plan to launch focused investments in order to take advantage of client opportunities which we perceive to be available across our businesses:

•	In order to pursue a focused growth strategy to invest in the businesses in the United States we perceive to be the most profitable, we intend to allocate resources (such as through hiring of senior professionals) to our financing business (leveraged debt capital markets, commercial real estate and emerging market debt), our client solutions business (credit solutions, prime finance and structured equity solutions) and corporate coverage across GTB and CB&S.

•	We also plan to transform our retail model in Europe by launching a digital investment program which will aim to provide new, alternative channels to enhance client access to our services and to digitally integrate front-to-back processes, with the aim to improve cost-efficiency. In this context, we plan to invest approximately € 200 million over the next three years to improve digital capabilities in PBC in Germany and Europe.

•	Building on previous investments to align cross-divisional cooperation, particularly between CB&S and GTB, on multinational corporate relationships, we also plan to invest to increase our coverage of multinational corporations through focusing on investing and increasing staffing in the Asia Pacific region and the United States as well as expanding our strong German franchise across central Europe, the Middle East, Africa and selected European geographies. To support these activities, we intend to hire up to 100 advisory and coverage professionals to support multi-national corporate clients.

•	We also intend to make focused investments in our wealth management business aimed at taking advantage of anticipated opportunities with respect to high net worth individuals. In this regard, we plan to increase the number of our managers in Asia, the Middle East, the United States and the United Kingdom covering high net worth individuals and to invest in integrated platforms and technology innovation (such as mobile platforms). In connection with these initiatives, we intend to increase the number of relationship managers in key wealth management markets by 15 % over the next three years.

We aspire to achieve our Strategy 2015+ target of € 4.5 billion in cumulative savings under our Operational Excellence (OpEx) program and to achieve a reported cost-income ratio of 65 % by 2016 even as we expect the costs to us for regulatory compliance to increase by € 1 billion to € 2 billion over this period. Our aspirations on cost reduction and our cost-income ratio are based on the assumption that substantial outflows arising from litigation and investigations by 2016 will not occur at the levels at which they have occurred in 2013 (and at which they may continue to occur in 2014 and 2015), and that costs to achieve the OpEx Program will total approximately € 4 billion. In order to achieve this ambition, we intend to balance management efforts to reduce costs under the OpEx program with the additional costs that we expect will result from business growth and regulatory and capital costs. These costs include establishing new regulatory control capabilities, integrating platforms and enhancing end-to-end processes, strengthening our regulatory framework and changing our compensation in anticipation of CRR/CRD 4.

Outlook

The Global Economy

Due to a noticeable upturn in the U.S. economy, we expect global economic growth to accelerate to well over 3 % over the course of 2014, and to reach nearly 4 % in 2015 so that global growth in 2015 would slightly exceed the average of the last ten years. Over the course of 2014, we expect growth in the U.S. to increase significantly from its levels at the beginning of 2014, when the cold weather dampened economic growth. Reflecting this sentiment, we anticipate that average growth in real GDP will be 2.6 % in 2014, likely rising to 3.8 % in 2015.

Against the backdrop of a continuing expansionary monetary policy and a less restrictive fiscal policy, we expect that economic growth in the eurozone is likely to strengthen and to reach an average of 1.1 % in 2014. We consider economic growth of 1.5 % to be possible in 2015. In our view, Germany will likely remain the fastest growing economy of the larger eurozone countries, with expected economic growth of 1.8 % in 2014 and 2 % in 2015. We expect the recovery of the economy in the United Kingdom to continue and an annual GDP growth rate of 2.9 % in 2014, which is likely to migrate towards its long-run average of just over 2 % in 2015. The Bank of Japan’s expansive monetary policy and the relative weakness of the yen have made the Japanese economy more dynamic, but an increase in value-added tax will probably, in our view, lead to considerable headwinds affecting consumption in the second quarter of 2014 and cause a temporary slump in economic growth. We therefore expect Japanese average annual economic growth to decline to 0.4 % in 2014 and to return to nearly 1.5 % in 2015, once this tax increase ceases to have an effect. The combined average growth of industrialized countries will, in our view, probably accelerate to 1.9 % in 2014, and reach 2.6 % in 2015.

We expect the economic growth of emerging and developing countries to increase only very moderately in 2014 to 4.7%. The economic momentum in these countries is not likely, in our view, to pick up significantly until 2015, when we expect growth will likely reach 5.2%. Moderate growth in developing countries and emerging economies in 2014 is above all, in our view, due to weaker economic growth in Brazil, which we expect will grow by only 1.7 % in 2014 and 1.4 % in 2015. In Russia, we anticipate a significant slowing of momentum, where we expect an increase in real GDP of only 0.6 % in 2014. We expect that the expansion will be stronger in 2015, with the Russian economy likely growing by 2.2%. In China we expect growth of 7.8 % in 2014 and 8 % in 2015. Of the BRIC countries, only India is likely, in our view, to experience a noticeable acceleration in growth, rising to 5.5 % in 2014 and to 6 % in 2015.

The crisis in Ukraine may have an impact on our estimates if significant sanctions are imposed on Russia. This may in particular be the case if there is an escalation of sanctions by western countries matched by corresponding measures by Russia, and as a result, Russian oil and gas supplies are reduced or even suspended.

The Banking Industry

We expect the business results for European banks and the markets in which they operate to continue to gradually improve over the course of 2014 from a difficult starting position.

The lending business may, in our view, bottom out in Europe, assuming that the overall economic recovery continues. At the same time, we expect that lending volumes in most countries will not experience any notable growth. The deposits business should, in our view, feel the pressure of persistently low interest rates but, simultaneously, may be positively impacted by rising household incomes and corporate profits.

In the U.S., we expect that the solid growth rate in the corporate lending business may gather pace, and that a moderate recovery in the retail lending business may occur. However, it remains unclear whether deposits from the private sector will continue to register such strong growth rates as those recorded in recent quarters.

The U.S. Federal Reserve’s gradual shift away from its exceptionally loose monetary policy combined with the economic recovery may also influence investment banking performance in the coming months. For this reason, we expect that the outlook for the fixed income business will be somewhat subdued, although in the long term, Deutsche Bank believes that client demand for fixed-income products remains attractive, particularly, in Europe. By contrast, we expect that the equities business may continue to develop relatively well and that merger and acquisition activities will probably increase. We also expect that the outlook for capital market activities in Europe may generally be more positive now that the European sovereign debt crisis has eased.

In global asset and wealth management, we expect that banks’ fee and commission income will benefit from growing client demand for investment products and from the cautiously optimistic outlook for the equity markets. At the same time, we expect that interest rates will rise further in the U.S. and that additional asset reallocations from debt to equity instruments may occur.

With regard to supervision and regulation, the focus in Europe until the end of 2014 will, in our view, probably remain on the asset quality review and the balance sheet stress tests to be conducted by the ECB. Although we expect that a large majority of banks will pass these exercises, their results may nonetheless trigger capital-strengthening measures at a number of institutions. In addition, the ECB’s replacement of national supervisors as the primary supervisory of major banks, final agreements on the future resolution of failed banks, discussions relating to the reform of the organization of banks, and the introduction of a financial transaction tax will, in our view, attract considerable attention. In the United States, the Volcker Rule took effect in April 2014, with a compliance date of July 21, 2015. We expect that further measures under the Dodd-Frank Act will be implemented.

In addition, there has been a steep escalation in recent months in the severity of the terms which regulators and law enforcement authorities have required to settle legal and regulatory proceedings against financial institutions, with recent settlements including unprecedented monetary penalties as well as criminal sanctions. As a result, we may continue to be subject to increasing levels of liability and regulatory sanctions, and may be required to make greater expenditures and devote additional resources to addressing these liabilities and sanctions.

We also expect the profitability of banks in Europe to increase as a result of lower one-off charges, improving asset quality, a gradual stabilization of revenues, and continued cost discipline. In the U.S., banks are likely, in our view, to profit from gradually rising interest margins and positive volume trends in many business areas. However, at the same time, we expect that operating expenses and loan loss provisions may also rise so that only moderate earnings growth may be expected overall. We expect that the capital ratios of banks in both Europe and in the U.S. will probably continue to increase, albeit at a slower rate thanks to the progress already achieved.

Update on Our Funding Plan

By end of May 2014, we had covered our 2014 funding plan of € 20 billion. The most significant transactions we completed between the end of the first quarter and the end of May 2014 were the approximately € 3.5 billion multi-currency issue of Additional Tier 1 instruments and a further U.S.$ 3.5 billion triple tranche senior debt issue, comprising a 3-year fixed rate, a 3-year floating rate and a 10-year fixed rate note. We raised a portion of our funding in U.S. dollars and entered into cross currency swaps to manage any residual requirements. We continuously review our funding plan and funding requirements and consider market opportunities. We may enter into additional funding transactions over the course of 2014 in addition to the base-case funding plan, depending on market conditions. This might include issuances targeted at retail investors, private placements with institutional investors and further public benchmark issuance.

Update on Regulatory Capital under CRR/CRD 4

The CRR requires German banks to maintain an adequate level of regulatory capital in relation to their risk positions. Risk positions (commonly referred to as “risk-weighted assets”) include credit risks, market risks and operational risks (including, among other things, risks related to certain external factors, as well as to technical errors and errors of employees). The CRR introduced new criteria relating to the quality of regulatory capital, which now consists of Tier 1 and Tier 2 capital. In particular, the CRR tightened the definition of Core Tier 1 capital (now called “Common Equity Tier 1” capital), which is the most important type of capital for compliance with the capital requirements under the CRR (see below). Common Equity Tier 1 capital now primarily consists of share capital, retained earnings and other reserves, subject to certain regulatory adjustments. Another component of capital is “Additional Tier 1 capital,” which must be sufficiently loss-absorbent on a going-concern basis. Generally, all instruments recognized as Additional Tier 1 capital must be written down, or converted into, Common Equity Tier 1 capital when the Common Equity Tier 1 capital ratio of the financial institution falls below a minimum of 5.125%, although regulators may require an earlier conversion for, e.g., stress-testing purposes. Common Equity Tier 1 capital and Additional Tier 1 capital together constitute Tier 1 capital. Under the CRR, the definition of Tier 2 capital has been simplified to comprise only one tier of capital. Tier 2 capital is generally limited to certain long-term subordinated debt instruments. Tier 1 capital and Tier 2 capital together constitute “own funds”. Generally, own funds requirements are aimed at ensuring the ability to absorb losses on a “going concern” or “gone concern” basis. Under the new rules, our hybrid capital instruments that qualified as Tier 1 or Tier 2 capital under Basel 2.5 but cease to qualify as such under CRR/CRD 4 will be gradually phased out through the end of 2021. Tier 3 capital is no longer recognized as own funds. In addition, the CRR tightened the regime for certain deductions from capital.

Under the CRR, banks are required, subject to certain transition periods, to maintain a minimum ratio of Tier 1 capital to risk-weighted assets of 6% (up from currently 4%) and a minimum ratio of Common Equity Tier 1 capital to risk-weighted assets of 4.5% (up from currently 2%). Common Equity Tier 1 capital consists primarily of common share capital including related share premium accounts, retained earnings and other comprehensive income, adjusted by certain deductions such as for goodwill and other intangible assets. The minimum total capital ratio of own funds to risk-weighted assets is 8%.

Starting January 1, 2014, the calculation of our regulatory capital and capital ratios incorporates the capital requirements following the Capital Requirements Regulation and Capital Requirements Directive 4, subject to certain transitional rules. Therefore, when referring to our results according to the transitional rules, we use the term “CRR/CRD 4”. When referring to the results according to the full application of the final envisaged framework, we use the term “CRR/CRD 4 fully loaded”. In some cases, CRR/CRD 4 left in place unchanged transitional rules regarding the risk weighting of certain categories of assets that had been adopted in earlier capital adequacy frameworks through Basel 2.5. In these cases, our CRR/CRD 4 methodology assumes that the impact of the expiration of these transitional rules will be mitigated through sales of the underlying assets or other measures prior to these expirations. As the final implementation of CRR/CRD 4 may differ from our earlier expectations, and our competitors’ assumptions and estimates regarding such implementation may vary, our CRR/CRD 4 non-GAAP financial measures may not be comparable with similarly labeled measures used by competitors.

Update on Mortgage-Related and Asset-Backed Securities Matters

Deutsche Bank National Trust Company (“DBNTC”) and Deutsche Bank Trust Company Americas (“DBTCA”) have been named as defendants in civil litigation concerning their roles as trustees of certain RMBS trusts. On June 18, 2014, a group of investors filed a civil action against DBNTC and DBTCA in New York State Supreme Court purportedly on behalf of and for the benefit of 544 private-label RMBS trusts asserting claims for alleged violations of the U.S. Trust Indenture Act of 1939, breach of contract, breach of fiduciary duty and negligence based on DBNTC and DBTCA’s alleged failure to perform their duties as trustees for the trusts. On June 18, 2014, Royal Park Investments SA/NV filed a purported class action on behalf of investors in 10 RMBS trusts against DBNTC in the U.S. District Court for the Southern District of New York asserting claims for alleged violations of the U.S. Trust Indenture Act of 1939, breach of contract and breach of trust based on DBNTC’s alleged failure to perform its duties as trustee for the trusts. We are reviewing these newly-filed pleadings.

ADDITIONAL INFORMATION

Note Regarding Non-GAAP Financial Measures

The following should be read together with the information contained under “Other Information” in our interim report for the three months ended March 31, 2014 which we filed on a Current Report on Form 6-K on April 29, 2014, and in the section “Further Description and Reconciliation of Non-GAAP Financial Measures” of our Form 20-F for 2013, which also describes where in the Form 20-F for 2013 certain non-GAAP financial measures are reconciled to the most directly comparable financial measures under IFRS.

Adjusted Cost Base and Income Before Income Taxes Adjusted

In connection with the implementation of our communicated strategy, we consider our adjusted cost base and our income before income taxes adjusted, both on a Group and a segment basis.

Adjusted cost base is a non-GAAP financial measure most directly comparable to the IFRS financial measure noninterest expenses. Adjusted cost base is calculated by adjusting noninterest expenses under IFRS for (i) the costs-to-achieve (CtA) of the Group’s Operational Excellence Program (OpEx), (ii) litigation expenses, (iii) policyholder benefits and claims, (iii) other severances, (iv) impairment of goodwill and other intangible assets and other divisional-specific cost items. We use adjusted cost base in calculating our adjusted cost-income ratio.

Income before income taxes adjusted (IBIT adjusted) is a non-GAAP financial measure most directly comparable to the IFRS financial measure income before income taxes (IBIT). IBIT adjusted is calculated by adjusting IBIT under IFRS for (i) credit valuation adjustments (mark-to-market movements on related hedges), debt valuation adjustments and funding valuation adjustments (CVA/DVA/FVA), (ii) OpEx CtA, (iii) other severances, (iv) litigation expenses and (v) impairment of goodwill and other intangible assets. We use IBIT adjusted in calculating our adjusted return on equity.

We believe that the presentation of our results of operations excluding the impact of these items provides a more meaningful depiction of the underlying fundamentals of our businesses impacted by such items.

In the implementation of our Group’s OpEx program, additional expenses toward the realization of such program (CtA) are incurred in current periods that we intend to result in cost savings over the longer term.

Separate from the OpEx CtA, other severance expenses are incurred as part of our Group’s efforts to position ourselves to meet current and future business and economic conditions.

Our Group has also incurred impairments of goodwill and other intangible assets, some of which pertain to businesses impacted by our Group’s response to business and economic conditions.

Our Group’s litigation expenses have been impacted by a number of larger items, many of which relate to matters occurring years before, such that inclusion of such items in the current period adjusted figures may obscure the underlying performance in the current period.

For internal steering purposes, policyholder benefits and claims are reclassified from noninterest expenses to noninterest revenues so as to consider them together with insurance revenues, to which they are related. The reclassification does not affect the calculation of IBIT adjusted.

CVA, or credit valuation adjustment, is an adjustment to asset values to reflect the counterparty’s credit risk. In calculating our IBIT adjusted, we exclude mark-to-market movements related to mitigating hedges for CRR/CRD 4 risk-weighted assets arising on CVA.

DVA, or debt valuation adjustment, is our Group’s valuation methodology for incorporating the impact of own credit risk in the fair value of derivative contracts.

FVA, or funding valuation adjustment, is our Group’s valuation methodology for incorporating the market implied funding costs for uncollateralized derivative positions in their fair values.

Other divisional-specific cost items include cost items which are unrelated to the divisions’ underlying operating business.

Following is a reconciliation of our adjusted cost base to our reported noninterest expenses for the financial years 2013 and 2012. Segment noninterest expenses under IFRS for both years have been restated to reflect the transfer from CB&S to NCOU of the Special Commodities Group in the first quarter of 2014. We cannot predict or quantify the levels relating to any adjustments for future periods.

	2013
(unaudited, unless stated otherwise) in € m	Corporate Banking & Securities	Global Transaction Banking	Deutsche Asset & Wealth Management	Private & Business Clients	Consolidation & Adjustments	Core Bank	Non-Core Operation Unit	Total Consolidated
Noninterest expenses (IFRS)	10,161	2,648	3,929	7,276	830	24,844	3,550	28,394 (1)

Cost-to-achieve(2)	(313)	(109)	(318)	(552)	7	(1,287)	(45)	(1,331)
Litigation	(1,142)	(11)	(50)	(1)	(536)	(1,740)	(1,296)	(3,036)
Policyholder benefits and claims	N/A	N/A	(460)	N/A	N/A	(460)	N/A	(460)
Other severance	(26)	(6)	(5)	(8)	(20)	(64)	(5)	(69)
Remaining(3)	0	(82)	(38)	(74)	(94)	(288)	(62)	(350)

Adjusted cost base	8,680	2,440	3,057	6,641	187	21,005	2,143	23,147

N/A – Not applicable

1	Audited.
2	Includes cost-to-achieve related to Postbank and OpEx.
3	Includes impairment of goodwill and other intangible assets and other divisional-specific cost items.

	2012
(unaudited, unless stated otherwise) in € m	Corporate Banking & Securities	Global Transaction Banking	Deutsche Asset & Wealth Management	Private & Business Clients	Consolidation & Adjustments	Core Bank	Non-Core Operation Unit	Total Consolidated
Noninterest expenses (IFRS)	12,070	3,327	4,299	7,224	582	27,503	3,697	31,201 (1)

Cost-to-achieve(2)	(304)	(41)	(105)	(440)	(1)	(892)	(13)	(905)
Litigation	(790)	(303)	(64)	(1)	(457)	(1,615)	(992)	(2,607)
Policyholder benefits and claims	N/A	N/A	(414)	N/A	N/A	(414)	N/A	(414)
Other severance	(102)	(24)	(42)	(19)	(55)	(243)	(4)	(247)
Remaining(3)	(1,174)	(353)	(368)	(47)	0	(1,943)	(421)	(2,364)

Adjusted cost base	9,701	2,605	3,305	6,716	69	22,397	2,267	24,664

N/A – Not applicable

1	Audited.
2	Includes cost-to-achieve related to Postbank and OpEx.
3	Includes impairment of goodwill and other intangible assets and other divisional-specific cost items.

Following is a reconciliation of our IBIT adjusted to our reported IBIT for the financial years 2013 and 2012. Segment IBIT under IFRS for both years has been restated to reflect the transfer from CB&S to NCOU of the Special Commodities Group in the first quarter of 2014. We cannot predict or quantify the levels relating to any adjustments for future periods.

	2013
(unaudited, unless stated otherwise) in € m	Corporate Banking & Securities	Global Transaction Banking	Deutsche Asset & Wealth Management	Private & Business Clients	Consolidation & Adjustments	Core Bank	Non-Core Operation Unit	Total Consolidated
IBIT (IFRS)	3,159	1,107	782	1,555	(1,744)	4,858	(3,402)	1,456	(1)

CVA/DVA/FVA(2)	203	0	0	0	276	479	171	650
Cost-to-achieve	313	109	318	552	(7)	1,287	45	1,331
Other severance	26	6	5	8	20	64	5	69
Litigation	1,142	11	50	1	536	1,740	1,296	3,036
Impairment of goodwill and other intangible assets	0	57	14	7	0	79	0	79

IBIT adjusted	4,843	1,290	1,170	2,123	(919)	8,507	(1,886)	6,621

1	Audited.
2	Credit Valuation Adjustments/Debt Valuation Adjustments/Funding Valuation Adjustments.

	2012
(unaudited, unless stated otherwise) in € m	Corporate Banking & Securities	Global Transaction Banking	Deutsche Asset & Wealth Management	Private & Business Clients	Consolidation & Adjustments	Core Bank	Non-Core Operation Unit	Total Consolidated
IBIT (IFRS)	2,904	665	154	1,519	(1,493)	3,749	(2,935)	814	(1)

CVA/DVA/FVA(2)	(350)	0	0	0	0	(350)	0	(350)
Cost-to-achieve	304	41	105	440	1	892	13	905
Other severance	102	24	42	19	55	243	4	247
Litigation	790	303	64	1	457	1,615	992	2,607
Impairment of goodwill and other intangible assets	1,174	73	202	15	(0)	1,465	421	1,886

IBIT adjusted	4,923	1,106	568	1,995	(980)	7,613	(1,505)	6,109

1	Audited.
2	Credit Valuation Adjustments/Debt Valuation Adjustments/Funding Valuation Adjustments.